Exhibit 99.1

LATAM group announces guidance for the close of 2022 and full year 2023

Santiago, (Chile) January 19, 2023 – LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (SSE: LTM), which offer leading connectivity for passenger and cargo transport in Latin America, today reported its guidance for the end of 2022 and full year 2023 based on the following assumptions and expectations. The information provided below is preliminary and unaudited.

●	LATAM expects to outperform the Updated Business Plan for 2022, closing the year with a fourth quarter Adjusted EBIT margin (excluding non-recurring items) of approximately 7.5%.

●	For the full year 2023, the group estimates a growth in its passenger and cargo operations of approximately 20% versus the previous year, in line with the previous Updated Business Plan figures published in August 2022.

●	Passenger CASK ex-fuel of US$4.0 to 4.1 cents for the full year 2023, reflecting the transformation of LATAM post Chapter 11 and the result of important cost savings initiatives fully implemented, as well as a continued focus on costs.

●	Adjusted EBITDAR generation of between US$2.0 - US$2.2 billion in 2023, reaching nearly 2019 levels.

●	LATAM estimates a financial net debt at the end of 2023 of US$6.1 - US$6.2 billion, a reduction of about 30% compared to the end of 2019.

Guidance		4Q22E	2022E	2023E

ASK Growth vs 2022 (billion)	International	15	50	37 - 40%
	Brazil Domestic	11	41	8 - 11%
	Spanish Speaking Countries Domestic	6	23	8 - 11%
	TOTAL	32	114	20 - 24%

ATK Growth vs 2022 (billion)		1.7	6.3	20 - 23%
Revenues (US$ billion)		~2.7	~9.5	11 - 11.5
CASK ex fuel (US$ cents)		~4.9	~5.1	4.6 - 4.7
Passenger CASK ex fuel[1] (US$ cents)		~4.2	~4.3	4.0 - 4.1
EBIT Margin		~3.5%	~(2)%	5 - 7%
Adjusted EBIT Margin[2]		~7.5%	~1%	6 - 8%
Adjusted EBITDAR[2] (US$ billion)		~0.5	~1.3	2.0 - 2.2
Liquidity[3] (US$ billion)			~2.3	2.3 - 2.4
Financial Net Debt[4] (US$ billion)			~5.5	6.1 - 6.2
Net Debt/Adjusted EBITDAR (x)			~4.2x	2.9x - 3.1x

Assumptions
Average exchange rate (BRL/USD)		5.28	5.15
Jet fuel price (US$/bbl)		136	140	Consistent with current market prices

Footnotes:

1) Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations and variable Aircraft Rental expenses (non-cash P&L effect).

2) Adjusted EBIT Margin and Adjusted EBITDAR exclude non-recurring items and variable Aircraft Rental expenses (non-cash P&L effect).

3) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities.

4) Financial Net Debt includes operating leases liabilities, financial leases and other financial debt excluding associated guarantees, net of Cash and Cash Equivalents.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

Note on Forward-Looking Statements

Assumptions and expectations are not facts but a good faith estimate of reality based on selected information believed reasonable. However, reality may differ from assumptions and expectations. This report also contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them or on estimates based thereon. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The financial information contained herein does not constitute or replace in any way the delivery of the financial statements corresponding to the Comision para el Mercado Financiero (CMF) and the market, regarding the content requirements of the same, the applicable procedures and the submission deadlines corresponding to the CMF pursuant to applicable regulations. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, as well as international operations within Latin America and to Europe, the United States, the Caribbean and Oceania.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the cargo subsidiaries of the LATAM group, having a combined fleet of 16 cargo aircraft, which will gradually increase up to a total of 20 cargo aircraft by 2024. These cargo subsidiaries have access to the group’s passenger aircraft and operate within the LATAM group’s network, as well as on exclusive international routes for cargo transportation. In addition, they offer modern infrastructure and a wide variety of services and service options to meet the needs of their customers.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net